

Mail Stop 4631

August 25, 2009

<u>**Via U.S. Mail and Facsimile**</u>

Jonathan M. Gottsegen, Esq.
United Rentals (North America), Inc.
Senior Vice President, General Counsel and Corporate Secretary
Five Greenwich Office Park
Greenwich, Connecticut 06831

> **Re: United Rentals (North America), Inc.**
> **Registration Statement on Form S-4**
> **Filed July 29, 2009**
> **File No. 333-160885-06**

Dear Mr. Gottsegen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering the 10½% Senior Exchange Notes due 2015 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). We also note your disclosure under "Resale of new notes" on

page 2 of the prospectus. Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.   As applicable, please revise the letter of transmittal to comply with the comments in this letter.

3.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Please make conforming changes throughout the prospectus.

4.   Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Note Regarding Forward Looking Statements, page ii

5.   Please remove the reference to safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as the offering is a tender offer. See Section 27A(b)(2)(C) of the Securities Act and section 21E(b)(2)(C) of the Exchange Act.

The Exchange Offer, page 20

Expiration Date; Extensions; Amendments, page 24

6.   We note your disclosure in the first bullet contained on page 29 that you reserve the right "to delay accepting any old notes." Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring only to the right to delay acceptance due to an extension of the exchange offer, so state.

7.   Please confirm to us supplementally that you will allow at least five business days to remain in an offer following any amendment to the exchange offer that constitutes a material change but does not trigger the mandatory extension provisions of Exchange Act Rule 14e-1(b).

Conditions to the Exchange Offer, page 25

8.   We note your disclosure in the first sentence that you may terminate the exchange offer before acceptance of the old notes if the listed conditions are not met. Please revise to make clear that all conditions to the offer must be satisfied or waived <u>at or before the expiration of the offer</u>, rather than prior to acceptance of the outstanding notes.

9.   We note that you reserve the right to terminate the exchange offer if, in your sole discretion, a condition is not satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Procedures for Tendering, page 26

10.   We note the disclosure that the exchange agent will return any outstanding notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure here, throughout the prospectus and in the filed Exchange Agent Agreement as necessary.

Validity of the New Notes, page 83

11.   Please revise to disclose that Sullivan & Cromwell will opine that the notes and guarantees are binding obligations of the registrants.

Item 22. Undertakings, page II-6

12.   Please revise to delete the undertaking in paragraph (a), as it appears to be unrelated to this offering.

13.   Please revise to include applicable undertakings required under Item 512(a) of Regulation S-K.

Exhibit 5.3—Legal Opinion

14.   We note the statement on page 3 that counsel has furnished the opinion letter to you "solely in connection with Indenture." Further, we note that the opinion letter does not cover the execution, delivery and performance of the guarantee provided by United Rentals Northwest, Inc. Please revise to delete the limiting statement on page 3 and include an opinion to cover the guarantee.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262, Dietrich King, Staff Attorney at (202) 551-3338, or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Andrew D. Soussloff, Esq. (*via facsimile at* (212) 291-9147)
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, New York 10004